FORM 5
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


/ /   Check this            OMB APPROVAL
  box if no longer     OMB Number 3235-0362
  subject to Section   Expires:  April 30,
  16.  Form 4 or       1997
  Form 5 obligations   Estimated average
  may continue.        burden hours per
  See Instruction      response.1.0
  1(b)

Filed pursuant to Section16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940

1.   NAME AND ADDRESS OF REPORTING PERSON

  Rahrig, Douglas B.
  McWhorter Technologies, Inc.
  400 East Cottage Place
  Carpentersville, IL 60110

2.   ISSUER NAME AND TICKER OR TRADING SYMBOL

  McWhorter Technologies, Inc.  (MWT)

3.   IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
  (Voluntary)

4.   STATEMENT FOR MONTH/YEAR

  October 1998

5.   IF AMENDMENT, DATE OF ORIGINAL (month/year)

6.   RELATIONSHIP OF REPORTING PERSON TO ISSUER (Check all applicable)

  ____ Director                            ____10% Owner

  _X__ Officer    (give title below)       ____Other
(specify below)

  Vice President, Technology


TABLE I -  NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
           OR BENEFICIALLY OWNED

1.   TITLE OF SECURITY:
  Common Stock
  Common Stock
  Common Stock
  Common Stock

2.   TRANSACTION DATE:

3.   TRANSACTION CODE:
  Common Stock --
  Common Stock --
  Common Stock A (2)
  Common Stock A (2)

4.   SECURITIES ACQUIRED (A) OR DISPOSED OF (D):

5.   AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF
  ISSUERS FISCAL YEAR:
  Common Stock           16,065
  Common Stock            1,860
  Common Stock              325
  Common Stock               66

6.   OWNERSHIP FORM: DIRECT (D) OR INDIRECT (I):
     16,065  (D)
      1,860  (I)
        325  (I)
         66  (I)

7.   NATURE OF INDIRECT BENEFICIAL OWNERSHIP:
  Common Stock --
  Common Stock --
  Common Stock McWhorter ESOP
  Common Stock McWhorter 401(k)


TABLE II -     DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
               OR BENEFICALLY OWNED (e.g., puts,
               calls, warrants, options, convertible securities)

1.   TITLE OF DERIVATIVE SECURITY:
  Stock Options (right to purchase)
  Phantom Stock Units
  Phantom Stock Units

2.   CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY:
  Stock Options (right to purchase)     --
  Phantom Stock Units                   --
  Phantom Stock Units                   1 for 1

3.   TRANSACTION DATE:
  Stock Options (right to purchase)     --
  Phantom Stock Units                   --
  Phantom Stock Units                   10/31/98

4.   TRANSACTION CODE:
  Stock Options (right to purchase)     --
  Phantom Stock Units                   --
  Phantom Stock Units                   A (1)

5.   NUMBER OF DERIVATIVE SECURITIES ACQUIRED (A) OR
  DISPOSED OF (D):
  Stock Options (right to purchase)     --
  Phantom Stock Units                   --
  Phantom Stock Units                   123 (A)

6.   DATE EXERCISABLE AND EXPIRATION DATE:
  Stock Options (right to purchase)     --   --
  Phantom Stock Units                   --   --
  Phantom Stock Units                   (1)  (1)

7.   TITLE AND AMOUNT OF UNDERLYING SECURITIES:
  Stock Options (right to purchase)     Common Stock
  Phantom Stock Units                   Common Stock
  Phantom Stock Units                   Common Stock   123 shares

8.   PRICE OF DERIVATIVE SECURITY:
  Stock Options (right to purchase)     --
  Phantom Stock Units                   --
  Phantom Stock Units                   --

9.   NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED
  AT END OF YEAR:
  Stock Options (right to purchase)     26,355
  Phantom Stock Units                    2,064
  Phantom Stock Units                      123

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY:  DIRECT (D) OR
  INDIRECT (I):
  Stock Options (right to purchase)     (D)
  Phantom Stock Units                   (D)
  Phantom Stock Units                   (D)

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP:

EXPLANATION OF RESPONSES:

(1) The phantom stock units were accrued under the McWhorter Technologies, Inc. Deferred Comp Plan and are to be settled in cash or McWhorter Technologies, Inc. stock when the reporting person is no longer employed by McWhorter Technologies, Inc.
(2) These shares were acquired during the fiscal year 1997 pursuant to the McWhorter Technologies, Inc. ESOP and 401(k) Savings Plan.
(3) Granted under the McWhorter Technologies, Inc. 1996 Incentive Stock Plan. The option becomes exercisable in five equal annual installments.


  /s/ Susannah Riley                 12/14/98
** Signature of Reporting Person       Date
 for Douglas B. Rahrig

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

(Transmittal filing to Edgar on 12/15/98 failed. Resubmitted 12/16/98.)